Exhibit 99.1

TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of Canadian dollars)

	June 29,	Sept. 29,
	2013	2012

ASSETS

Current assets:
Cash and cash equivalents	$94	$87
Restricted cash	-	5
Trade and other receivables	153	200
Inventories (note 3)	238	255
Prepaid expenses	8	7
	493	554

Property, plant and equipment (note 4)	462	485
Biological assets	4	4
Other long-term receivables	11	12
Deferred tax assets	2	4
	$972	$1,059

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Operating bank loans (note 5)	$57	$68
Trade, other payables and accrued charges	185	230
Interest payable	2	10
Income tax payable	5	3
Provisions (note 7)	6	3
Current portion of long-term debt (note 6)	16	16
	271	330

Long-term debt (note 6)	365	323
Provisions (note 7)	12	17
Employee future benefits	152	285
Other long-term liabilities	2	2
	802	957
Shareholders' equity:
Share capital (note 8)	567	564
Deficit	(400)	(453)
Accumulated other comprehensive earnings (loss)	3	(9)
	170	102
	$972	$1,059

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS)

Quarters and nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

	Quarters		Nine months
	2013	2012	2013	2012
Sales	$399	$415	$1,182	$1,223
Freight and other deductions	54	59	158	169
Lumber export taxes	1	1	2	6
Cost of sales (excluding depreciation and amortization)	296	311	892	953
Selling, general and administrative	18	18	56	54
Share-based compensation (note 8)	-	(1)	1	-
Depreciation and amortization	9	11	29	33
Other items (note 9)	4	2	28	(1)
Operating earnings	17	14	16	9

Interest, foreign exchange and other	6	7	19	27
Exchange loss on long-term debt	11	8	21	-
Net finance costs (note 10)	17	15	40	27
Loss before income taxes	-	(1)	(24)	(18)

Income tax expense (note 11)	4	4	16	17
Net loss	$(4)	$(5)	$(40)	$(35)

Basic and diluted net loss in dollars per share (note 8)	$(0.04)	$(0.05)	$(0.40)	$(0.35)

TEMBEC INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

Quarters and nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars)

	Quarters		Nine months
	2013	2012	2013	2012
Net loss	$(4)	$(5)	$(40)	$(35)

Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 12)	30	-	93	-
Foreign currency translation differences for foreign operations	8	(5)	12	(10)

Total comprehensive earnings (loss)	$34	$(10)	$65	$(45)

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Quarters ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars)

	Quarter ended June 29, 2013
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, March 30, 2013	$567	$(5)	$(426)	$136

Net loss for the period	-	-	(4)	(4)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 12)	-	-	30	30
Foreign currency translation differences for foreign operations	-	8	-	8
Issue of warrants (note 8)	-	-	-	-

Balance - end of period, June 29, 2013	$567	$3	$(400)	$170

	Quarter ended June 23, 2012
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, March 24, 2012	$564	$(3)	$(363)	$198

Net loss for the period	-	-	(5)	(5)
Other comprehensive earnings (loss), net of income taxes:
Foreign currency translation differences for foreign operations	-	(5)	-	(5)

Balance - end of period, June 23, 2012	$564	$(8)	$(368)	$188

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars)

	Nine months ended June 29, 2013
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 29, 2012	$564	$(9)	$(453)	$102

Net loss for the period	-	-	(40)	(40)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 12)	-	-	93	93
Foreign currency translation differences for foreign operations	-	12	-	12
Issue of warrants (note 8)	3	-	-	3

Balance - end of period, June 29, 2013	$567	$3	$(400)	$170

	Nine months ended June 23, 2012
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 24, 2011	$564	$2	$(333)	$233

Net loss for the period	-	-	(35)	(35)
Other comprehensive earnings (loss), net of income taxes:
Foreign currency translation differences for foreign operations	-	(10)	-	(10)

Balance - end of period, June 23, 2012	$564	$(8)	$(368)	$188

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars)

	Quarters		Nine months
	2013	2012	2013	2012
Cash flows from operating activities:
Net loss	$(4)	$(5)	$(40)	$(35)
Adjustments for:
Depreciation and amortization	9	11	29	33
Net finance costs (note 10)	17	15	40	27
Income tax expense (note 11)	4	4	16	17
Income tax paid	(5)	(3)	(13)	(13)
Excess cash contributions over employee future benefits expense	(8)	(6)	(25)	(23)
Provisions	-	-	-	9
Impairment loss (note 9)	-	-	22	17
Loss (gain) on sale of assets (note 9)	2	-	-	(28)
Other	1	-	(3)	(2)
	16	16	26	2
Changes in non-cash working capital:
Trade and other receivables	19	(1)	23	(21)
Inventories	34	20	3	(49)
Prepaid expenses	4	(1)	(1)	(4)
Trade, other payables and accrued charges	(36)	(15)	(34)	(17)
	21	3	(9)	(91)
	37	19	17	(89)
Cash flows from investing activities:
Disbursements for property, plant and equipment	(31)	(24)	(93)	(75)
Proceeds from sale of net assets (note 9)	97	1	99	84
Other	1	3	2	6
	67	(20)	8	15
Cash flows from financing activities:
Change in operating bank loans	(29)	(1)	(11)	62
Change in restricted cash	1	6	5	4
Increase in long-term debt	4	-	28	55
Repayments of long-term debt	(3)	(6)	(5)	(9)
Interest paid	(19)	(18)	(38)	(33)
Other	-	1	-	-
	(46)	(18)	(21)	79
	58	(19)	4	5
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	2	(1)	3	(4)
Net increase (decrease) in cash and cash equivalents	60	(20)	7	1

Cash and cash equivalents, beginning of period	34	120	87	99
Cash and cash equivalents, end of period	$94	$100	$94	$100

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Quarters and nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars)

The Company operates an integrated forest products business, which is managed in four segments. During the December 2012 quarter, the Company reorganized its internal reporting structure. The High-Yield Pulp segment was renamed the Paper Pulp segment and now includes the chemical pulp mill that was previously part of the Specialty Cellulose and Chemical Pulp segment. The latter was then renamed the Specialty Cellulose Pulp segment. The Forest Products and the Paper segments were unaffected by the organizational changes. The segments are:

  The Forest Products segment consists primarily of forest and sawmills operations, which produce lumber and building materials.

  The Specialty Cellulose Pulp segment consists primarily of manufacturing and marketing activities of specialty cellulose including the transformation and sale of resins and pulp by-products. A significant portion of chemical products sales are related to by-products generated by the two specialty cellulose pulp mills.

  The Paper Pulp segment includes the manufacturing and marketing activities of high-yield pulps and chemical pulps.

  The Paper segment consists primarily of production and sales of coated bleached board and newsprint.

Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The basis of presentation and the accounting policies used in these business segments are the same as those described in note 2 and 3 of the Company’s audited consolidated financial statements for the year ended September 29, 2012. Comparative prior period segment information has been restated to conform with the new segment presentation.

The performance of each segment is evaluated by management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. The financial performance is measured based on earnings before interest, income taxes, depreciation and amortization, and other specific or non-recurring items (adjusted EBITDA). This measure is included in the internal reports that are reviewed by senior management. Segment adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating financial results relative to other entities that operate within similar businesses. Net finance costs and income tax are not allocated to operating segments.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Quarters ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars)

	Quarter ended June 29, 2013
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$95	$120	$98	$86	$-	$-	$399
Internal	15	-	8	-	2	(25)	-
	110	120	106	86	2	(25)	399
Freight and other deductions	10	11	20	13	-	-	54
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	89	85	81	65	1	(25)	296
Selling, general and administrative	3	5	2	2	6	-	18
Share-based compensation	-	-	-	-	-	-	-
Earnings (loss) before the following (adjusted EBITDA):	7	19	3	6	(5)	-	30
Depreciation and amortization	2	4	3	-	-	-	9
Other items (note 9)	-	-	2	-	2	-	4
Operating earnings (loss)	$5	$15	$(2)	$6	$(7)	$-	$17
Additions to property, plant and equipment	$1	$24	$2	$3	$-	$-	$30
Total assets	$159	$468	$148	$119	$78	$-	$972
Total liabilities	$57	$210	$41	$123	$371	$-	$802

	Quarter ended June 23, 2012
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$72	$124	$133	$86	$-	$-	$415
Internal	14	-	11	-	4	(29)	-
	86	124	144	86	4	(29)	415
Freight and other deductions	8	11	29	11	-	-	59
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	76	91	106	63	4	(29)	311
Selling, general and administrative	3	5	3	3	4	-	18
Share-based compensation	-	-	-	-	(1)	-	(1)
Earnings (loss) before the following (adjusted EBITDA):	(2)	17	6	9	(3)	-	27
Depreciation and amortization	2	3	6	-	-	-	11
Other items (note 9)	-	-	-	-	2	-	2
Operating earnings (loss)	$(4)	$14	$-	$9	$(5)	$-	$14
Additions to property, plant and equipment	$-	$22	$-	$1	$1	$-	$24
Total assets	$209	$369	$359	$120	$32	$-	$1,089
Total liabilities	$61	$172	$69	$128	$471	$-	$901

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars)

	Nine months ended June 29, 2013
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$266	$343	$322	$251	$-	$-	$1,182
Internal	49	-	23	-	8	(80)	-
	315	343	345	251	8	(80)	1,182
Freight and other deductions	29	27	67	35	-	-	158
Lumber export taxes	2	-	-	-	-	-	2
Cost of sales	259	250	265	191	7	(80)	892
Selling, general and administrative	9	15	6	8	18	-	56
Share-based compensation	-	-	-	-	1	-	1
Earnings (loss) before the following (adjusted EBITDA):	16	51	7	17	(18)	-	73
Depreciation and amortization	6	10	11	2	-	-	29
Other items (note 9)	-	-	24	-	4	-	28
Operating earnings (loss)	$10	$41	$(28)	$15	$(22)	$-	$16
Additions to property, plant and equipment	$3	$72	$8	$6	$1	$-	$90
Total assets	$159	$468	$148	$119	$78	$-	$972
Total liabilities	$57	$210	$41	$123	$371	$-	$802

	Nine months ended June 23, 2012
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$258	$380	$335	$250	$-	$-	$1,223
Internal	66	-	32	-	8	(106)	-
	324	380	367	250	8	(106)	1,223
Freight and other deductions	32	30	74	33	-	-	169
Lumber export taxes	6	-	-	-	-	-	6
Cost of sales	299	266	301	185	8	(106)	953
Selling, general and administrative	11	14	6	9	14	-	54
Share-based compensation	-	-	-	-	-	-	-
Earnings (loss) before the following (adjusted EBITDA):	(24)	70	(14)	23	(14)	-	41
Depreciation and amortization	8	7	17	1	-	-	33
Other items (note 9)	(22)	-	-	-	21	-	(1)
Operating earnings (loss)	$(10)	$63	$(31)	$22	$(35)	$-	$9
Additions to property, plant and equipment	$8	$53	$8	$5	$1	$-	$75
Total assets	$209	$369	$359	$120	$32	$-	$1,089
Total liabilities	$61	$172	$69	$128	$471	$-	$901

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation

Statement of compliance

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34 – Interim Financial Reporting.

The accounting policies and the basis of presentation applied in these unaudited interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended September 29, 2012. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. The Company’s interim results are not necessarily indicative of its results for a full year.

These unaudited interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements and, accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 29, 2012.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on August 1, 2013.

Accounting estimates and judgments

The preparation of unaudited interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these unaudited interim consolidated financial statements, the significant judgments made by management in applying the Company’s significant accounting policies and key sources of information were the same as those applied to the consolidated financial statements for the year ended September 29, 2012.

3.	Inventories

	June 29,	Sept. 29,
	2013	2012
Finished goods	$113	$118
Logs and wood chips	55	61
Supplies and materials	70	76
	$238	$255

Inventories carried at net realizable value	$17	$48

During the quarters ended in June 2013 and 2012, cost of sales consists primarily of inventories recognized as an expense. Inventories at June 29, 2013, were written down by $2 million (September 29, 2012 - $6 million) to reflect net realizable value being lower than cost. The write-down and reversal, if any, are included in cost of sales.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

4.	Property, plant and equipment

	Net book value
	June 29,	Sept. 29,
	2013	2012
Land	$10	$11
Buildings	44	53
Production equipment:
Pulp and paper	234	300
Sawmill	17	19
Forest access roads	7	6
Assets under construction	150	96
	$462	$485

On May 17, 2013, the Company sold its pulp mill located in Skookumchuck, British Columbia (BC). The net book value of the property, plant and equipment sold was $79 million (note 9).

On March 16, 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Quebec. The Company has recently completed a detailed re-estimation exercise for the project and is now forecasting a total estimated cost of $235 million. As at the end of June 2013, the Company had incurred $113 million of capital expenditures for this project and had $49 million of outstanding commitments. During the nine-month period ended June 29, 2013, the Company had total additions to property, plant and equipment of $90 million (June 2013 quarter - $30 million), of which $54 million (June 2013 quarter - $19 million) was for the upgrade to the specialty cellulose manufacturing facility.

During the March 2013 quarter, the Company recorded an impairment charge of $22 million related to its pulp mill located in Skookumchuck, BC (note 9).

5.	Operating bank loans

On March 4, 2011, the Company entered into a new $200 million asset-based revolving five-year working capital facility (ABL) expiring in March 2016. On March 25, 2013, the Company disclosed that it had reached an agreement with existing ABL lenders to amend and extend the facility. The maturity date was extended by one year and is now set to expire in March 2017. The Company also negotiated a reduction of the aggregate revolving loan commitments from $200 million to $175 million and related adjustments to certain thresholds due to a reduction in the number of mills it operates. The Company had previously disclosed that the ABL lenders had expressed concern regarding their security position on collateral related to Ontario operations. The recent decision by the Supreme Court of Canada regarding the “Indalex” case led to satisfactory resolution of potential security issues regarding the Company’s Ontario collateral. As a result, full access to the ABL facility is effectively restored.

As at June 29, 2013, the amount available, based on eligible receivables and inventories, was $128 million of which $57 million was drawn and $52 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of June 2013, the amount available was $24 million of which a negligible amount was drawn.

The Company’s exposure to liquidity risk is disclosed in note 13.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

6.	Long-term debt

This note provides information about the contractual terms of the Company’s long-term interest-bearing loans and borrowings, which are measured at amortized cost.

		June 29,	Sept. 29,
	Maturity	2013	2012
Tembec Industries Inc. - US $305 million - 11.25% senior secured notes	12/2018	$321	$300
Tembec Tartas SAS	Various	19	22
Tembec Energy LP - 6.35% secured term loan	06/2022	20	20
Tembec Energy LP - 5.5% secured term loan	10/2027	28	-
Kirkland Lake Engineered Wood Products Inc.	Various	8	8
Other	Various	2	2
		$398	$352
Less current portion		16	16
Less unamortized financing costs		17	13
		$365	$323

In connection with the specialty cellulose project in Temiscaming, Quebec, the Company entered into a $75 million term loan facility, bearing interest at 5.5%. The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. During the December 2012 quarter, the Company received three tranches totalling $24 million and during the June 2013 quarter the Company received another tranche of $4 million on the term loan.

The Company’s credit agreements contain covenants that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

7.	Provisions

	June 29,	Sept. 29,
	2013	2012
Site restoration	$12	$13
Reforestation	1	2
Other	5	5
	$18	$20

Current	$6	$3
Non-current	12	17
	$18	$20

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

8.	Share capital

Authorized

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class A preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

Warrants

In connection with the $75 million term loan facility, the Company has granted the lender an option to acquire 3 million common shares of the Corporation at a price of $7 per share. The warrants expire on August 30, 2017. During the December 2012 quarter, concurrently with the first disbursement under the term loan facility, the Company recorded the estimated value of the warrants, which was determined to be $3 million.

Issued and fully paid

	June 29,	Sept. 29,
	2013	2012
100,000,000 common shares	$564	$564
3,000,000 warrants	3	-
	$567	$564

Net loss per share

The following table provides the reconciliation between basic and diluted net loss per share:

	Quarters		Nine months
	2013	2012	2013	2012
Net loss	$(4)	$(5)	$(40)	$(35)
Weighted average number of common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Dilutive effect of employees share options and warrants	-	-	-	-
Weighted average number of diluted common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Basic and diluted net loss in dollars per share	$(0.04)	$(0.05)	$(0.40)	$(0.35)

The warrants and employees share options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

8.	Share capital (continued)

Shareholder Rights Plan

At the Annual and Special Meeting of Shareholders held on January 31, 2013, the Shareholder Rights Plan (the “Plan”), which had been previously adopted by the Board of Directors (the “Board”) of the Corporation, was approved and ratified by a majority of the Shareholders. The Plan is designed to encourage the fair treatment of the Company’s shareholders in the event of any take-over bid for the Company’s common shares. It provides the Board with sufficient time to assess and evaluate any unsolicited take-over bid, and to explore and develop, if appropriate, alternatives that enhance shareholder value and to give shareholders adequate time to consider any such transaction. Accordingly, as of the close of business on January 31, 2013, one right was issued and attached to each common share of the Corporation. Each right entitles the holder of the right to purchase from the Corporation an additional share of the Corporation subject to the terms and conditions of the Plan.

Share-based compensation

Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period:

		Weighted average
	Options	exercise price
Balance, beginning of year, September 29, 2012	104,987	$66.13
Options expired	3,492	184.59
Balance, end of period, December 29, 2012	101,495	$62.06
Options expired	389	210.96
Options cancelled	3,263	97.51
Balance, end of period, March 30, 2013	97,843	$60.29
Options cancelled	1,409	63.85
Balance, end of period, June 29, 2013	96,434	$60.23

On November 17, 2010, under the Directors’ Share Award plan, non-executive members of the Board were granted 655,175 Deferred Share Units (DSU), and on January 27, 2011, 95,824 additional DSUs were granted. These DSUs vest in three equal amounts over the next three Annual General Shareholders' meetings beginning on January 27, 2011.

On November 15, 2011, the Board approved the establishment of a Performance-Conditioned Share Unit (PCSU) plan. Under the PCSU plan, designated senior executives will be granted a specified number of DSUs or PCSUs annually, which vest over successive three-year periods, based on total shareholder return over the performance period as determined relative to a peer group and the increase in value of the Company’s weighted average share price over the performance period. On January 26, 2012, 373,147 DSUs were granted of which 5,564 were forfeited during the June 2012 quarter, 5,905 during the December 2012 quarter, and 30,866 during the March 2013 quarter. On November 15, 2012, an additional 726,803 DSUs were granted of which 60,308 were forfeited during the March 2013 quarter.

The following table summarizes the details of share-based compensation expenses (credits) relating to its different plans:

	Quarters		Nine months
	2013	2012	2013	2012
Directors' share award plan	$-	$(1)	$1	$-
Performance-conditioned share unit plan	-	-	-	-
	$-	$(1)	$1	$-

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Other items

The following table provides a summary of the other items by business segment of the Company:

	Quarters		Nine months
	2013	2012	2013	2012
Forest Products:
Gain on sale of BC sawmills	$-	$-	$-	$(24)
Loss on sale/closure of hardwood flooring plants	-	-	-	2
	-	-	-	(22)
Paper Pulp:
Loss on sale of Skookumchuck, BC, pulp mill	2	-	2	-
Impairment loss - Skookumchuck, BC, pulp mill	-	-	22	-
	2	-	24	-
Corporate:
Costs for permanently idled facilities	2	2	6	9
Gain on sale of assets	-	-	(2)	-
Impairment loss - Temlam loan receivable	-	-	-	16
Gain on sale of minority equity investment	-	-	-	(4)
	2	2	4	21
	$4	$2	$28	$(1)

2013

On May 17, 2013, the Company sold its pulp mill located in Skookumchuck, BC, for proceeds of $97 million. As a result of the sale, the Company recorded a loss of $2 million in the June 2013 quarter. The following table provides information related to Balance Sheet items of the mill at time of sale:

Current assets	$41
Long-term assets	79
Current liabilities	(12)
Employee future benefits and other	(9)
$99

During the June 2013 quarter, the Company recorded a charge of $2 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. For the nine-month period ended June 29, 2013, these charges amount to $6 million.

During the March 2013 quarter, the Company announced that it had reached an agreement to sell its pulp mill located in Skookumchuck, BC. The Company recorded an impairment charge of $22 million on the non-current assets to reflect anticipated net proceeds of sale.

During the December 2012 quarter, the Company recorded a gain of $2 million relating to the sale of land and building in Cranbrook, BC.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Other items (continued)

2012

During the June 2012 quarter, the Company recorded a charge of $2 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. For the nine-month period ended June 23, 2012, these charges amount to $9 million.

During the March 2012 quarter, the Company recorded an impairment charge of $16 million related to the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fiber supply, the Company has concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

On March 23, 2012, the Company sold its British Columbia Southern Interior wood products assets for proceeds of $66 million. The sale included the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the March 2012 quarter. The following table provides information related to Balance Sheet items of the two sawmills at the time of sale:

Current assets	$35
Long-term assets	28
Current liabilities	(10)
Long-term reforestation obligations	(9)
Employee future benefits and other	(2)
$42

On December 22, 2011, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick.

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that has been recorded in the December 2011 quarter.

10.	Net finance costs

	Quarters		Nine months
	2013	2012	2013	2012
Interest on long-term debt	$10	$10	$30	$26
Interest on short-term debt	1	-	2	1
Bank charges and other financing expenses	1	-	2	2
Net foreign exchange loss (gain), excluding exchange on long-term debt	(2)	(2)	(3)	-
Interest income	-	(1)	-	(1)
Exchange loss (gain) on long-term debt	11	8	21	-
Expected return on plan assets less accretion of employee future benefits obligation (note 12)	(2)	-	(6)	-
Interest capitalized on assets under construction	(2)	-	(6)	(1)
	$17	$15	$40	$27

Finance costs	$21	$18	$49	$28
Finance income	(4)	(3)	(9)	(1)
Net finance costs	$17	$15	$40	$27

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

11.	Income taxes

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	Quarters		Nine months
	2013	2012	2013	2012
Loss before income taxes	$-	$(1)	$(24)	$(18)
Income tax recovery based on combined federal and provincial income tax rates of 26.3% (2012 - 26.3%) Increase (decrease) resulting from:	$-	$-	$(6)	$(5)
Unrecognized (recognized) tax asset arising from current losses and other tax adjustments	(1)	4	12	16
Difference in statutory income tax rate	1	1	5	4
Non-deductible (taxable) portion of exchange loss (gain) on long-term debt	1	1	2	-
Other permanent differences	3	(2)	3	2
	4	4	22	22
Income tax expense	$4	$4	$16	$17
Income taxes:
Current	$4	$2	$14	$9
Deferred	-	2	2	8
Income tax expense	$4	$4	$16	$17

12.	Employee future benefits

The Company measures its defined benefit obligations and the fair value of plan assets at year-end. At the end of each interim reporting period, the Company estimates changes in its accrued benefit liabilities based upon variations in discount rates and rates of return on plan assets, as well as any significant changes to the plans, if any. Adjustments are also made for payments made and current service and interest costs.

The following table presents the Company’s employee future benefit costs included in net loss:

	Quarters		Nine months
	2013	2012	2013	2012
Defined benefit pension plans	$3	$3	$8	$7
Defined contribution and other retirement plans	1	2	5	7
Other benefit plans	-	-	1	1
Current service cost	$4	$5	$14	$15

Interest cost	$9	$10	$26	$29
Expected return on plan assets	(11)	(10)	(32)	(29)
Net finance income	$(2)	$-	$(6)	$-

Curtailment gain	$(1)	$-	$(1)	$(2)

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

12.	Employee future benefits (continued)

The variation in discount rate on obligations and the difference between the actual rate of return and the expected rate of return on plan assets generated an actuarial gain (loss) on employee future benefits, included in comprehensive earnings, as follows:

	Quarters		Nine months
	2013	2012	2013	2012

Actuarial gain - variation in discount rate	$41	$-	$83	$-
Actuarial gain (loss) - actual rate of return exceeds (is below) expected rate of return	(11)	-	10	-
	$30	$-	$93	$-

The actuarial gain on variation in discount rate recognized in the statement of comprehensive earnings (loss) at June 29, 2013, was based on an increase of the discount rate from 3.69% used at September 29, 2012 and December 29, 2012, to 4.14% at March 30, 2013 and 4.48% at June 29, 2013. The actual rate of return on assets for the nine-month period was 6.2% (annualized 8.3%), which is 1.4% higher than the expected rate of return of 4.8% (annualized 6.4%).

13.	Financial instruments

Fair value

The carrying amount of cash and cash equivalents, restricted cash, trade and other receivables, operating bank loans, trade, other payables and accrued charges, and interest payable approximates their fair values because of the near-term maturity of those instruments. The carrying value of the long-term loans receivable and other long-term liabilities also approximates their fair values.

The carrying value and the fair value of long-term debt are as follows:

	June 29,	Sept. 29,
	2013	2012
Carrying value	$381	$339
Fair value	$425	$369

The fair value of the senior secured notes was estimated using quoted market prices; the fair value of the other long-term debts were estimated based on discounted cash flows using period-end market yields of similar instruments having the same maturity.

Derivative financial instruments are the only financial instruments of the Company measured at fair value on a recurring basis and have been valued in accordance with Level 1 of the fair value hierarchy, which is based on unadjusted quoted prices in an active market. The Company had no derivative financial instruments at June 29, 2013 and September 29, 2012.

Financial risk management

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	June 29,	Sept. 29,
	2013	2012
Loans and receivables, other than cash, cash equivalents and restricted cash	$164	$212
Cash, cash equivalents and restricted cash	$94	$92

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and nine months ended June 29, 2013 and June 23, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

13.	Financial instruments (continued)

Exposure to liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments and seasonal working capital requirements, which would amount to approximately $135 million to $150 million of liquidity.

A liquidity reserve in the form of cash, cash equivalents and undrawn revolving credit facilities is maintained to assist in the solvency and financial flexibility of the Company. Liquidity reserves as at June 29, 2013, totalled $137 million. In addition, the Company had entered into two secured term loan facilities totalling $105 million of which $57 million was undrawn. Repayment of amounts due within one year may also be funded by normal collection of current trade accounts receivable and cash on hand.

The following are the contractual maturities of financial liabilities, including interest payments:

	June 29, 2013
	Carrying		Contractual				After
	amount		cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$384	(1)	$606	$41	$85	$85	$395
Unsecured loans	14		15	6	6	2	1
Operating bank loans	57		57	57	-	-	-
Trade and others	187		187	187	-	-	-
	$642		$865	$291	$91	$87	$396
(1) before financing costs

14.	Capital management

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness and operating bank loans) less cash, cash equivalents, and restricted cash.

Total capitalization includes net debt plus provisions, accrued benefit liability, deferred income taxes, other long-term liabilities, and shareholders’ equity.

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. A strong balance sheet provides the Company with the ability to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 52% as at June 29, 2013 (September 29, 2012 – 45%). The increase was due to a higher debt borrowed primarily to finance the Temiscaming specialty cellulose project combined with the significant contributions that are being made to fund defined benefit pension plans. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

There were no changes in the Company’s approach to capital management during the period.